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                                                                    EXHIBIT 20.2


WEDNESDAY JANUARY 19, 4:13 P.M. EASTERN TIME

COMPANY PRESS RELEASE

ACCRUE SOFTWARE COMPLETES ACQUISITION OF NEOVISTA SOFTWARE

NEOVISTA'S ADVANCED DATA MINING TECHNOLOGY FOR PROFILING AND PREDICTION IS A KEY COMPONENT TO HELP DRIVE ACCRUE'S CLOSED LOOP MARKETING AND MERCHANDISING INITIATIVES

FREMONT, Calif.--(BUSINESS WIRE)--Jan. 19, 2000-- Accrue Software, Inc. (NASDAQ:
ACRU - news), the leading provider of Internet enterprise software solutions for optimizing the effectiveness of e-tail, clicks-and-mortar and e-media initiatives, announced today that it has completed its acquisition of NeoVista Software, a privately held company with leading data mining applications and services.

Under the terms of the acquisition, NeoVista became a wholly owned subsidiary of Accrue Software, effective January 17, 2000. NeoVista's outstanding stock has been exchanged for approximately 2.34 million shares of Accrue common stock. Jonathan Becher, NeoVista's president and chief executive officer, assumes the role of vice president of product strategy for Accrue.

        In acquiring NeoVista, Accrue gains a number of strengths:

        Industry-leading integration between traditional retail and e-commerce expertise uniquely providing merchandising analysis applications for the emerging clicks-and-mortar market

        Access to NeoVista's impressive roster of customers such as:
        Walgreens, Wal-Mart, Wells-Fargo, JC Penney, Charming Shoppes and The Army and Air Force Exchange Service (AAFES)

        Applications that employ advanced data mining techniques for prediction and description of consumer behavior and trends used for customer segmentation, profiling, targeting and merchandise assortment planning

About Accrue Software

Accrue Software is the leading provider of Internet enterprise software solutions for optimizing the effectiveness of e-tail, clicks-and-mortar and e-media initiatives. Accrue's complete line of visitor tracking and data mining applications feature powerful descriptive and prescriptive engines for customer segmentation, profiling, targeting and merchandise assortment planning that enable e-Business managers to effectively convert clicks to customers.

Accrue Software was founded in 1996 and is headquartered in Fremont, Calif., with a center of excellence in Seattle, Wash., regional sales offices throughout the US, and an international office



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in London, England. Accrue has strategic partnerships with Art Technology Group,
BroadVision, Vignette, DoubleClick, IBM, Siebel, Oracle Corporation, MicroStrategy, OgilvyOne Interactive and Intel/iPivot. Accrue Software can be reached at 1-888-4ACCRUE or 510-580-4500 and at http://www.accrue.com.

Accrue and Accrue Insight are registered trademarks of Accrue Software, Inc. All other registered and unregistered trademarks in this document are the sole property of their respective owners.

Contact:
     Accrue Software, Inc
     Alyce Menton, 510/580-4541
     amenton@accrue.com


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